                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               __________________


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)



                              HOLLY CORPORATION
________________________________________________________________________________
                               (NAME OF ISSUER)


                        COMMON STOCK, $0.01 PAR VALUE
________________________________________________________________________________
                        (TITLE OF CLASS OF SECURITIES)


                                 435 758 30 5
            _____________________________________________________
                                (CUSIP NUMBER)

                              HENRY A. TEICHHOLZ
             100 CRESCENT COURT, SUITE 1600, DALLAS, TEXAS 75201
                                (214) 871-3555
            _____________________________________________________
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                JUNE 27, 1995
            _____________________________________________________
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX. / /

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. / / (A FEE IS NOT REQUIRED ONLY IF THE FILING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13D-7).

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.


*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED ("ACT"), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).




                             Page 1 of ___ Pages





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CUSIP No. 435 758 30 5                 13D                  Page 2 of __ Pages


================================================================================
  1      NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Clarence Lamar Norsworthy, III                     ###-##-####

- --------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) /  /
                                                                      (b) /  /

- --------------------------------------------------------------------------------
  3      SEC USE ONLY


- --------------------------------------------------------------------------------
  4      SOURCE OF FUNDS

         Not Applicable

- --------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /  /

- --------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- --------------------------------------------------------------------------------
                                           7       SOLE VOTING POWER
                NUMBER OF
                  SHARES                           326,435
               BENEFICIALLY                -------------------------------------
                 OWNED BY                  8       SHARED VOTING POWER
                   EACH
                REPORTING                          285,858
                  PERSON                   -------------------------------------
                   WITH                    9       SOLE DISPOSITIVE POWER

                                                   326,435
                                           -------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                   285,858
- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         612,293

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11

         EXCLUDES CERTAIN SHARES                                        /  /

- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         7.4
- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
================================================================================
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This Amendment No. 3 amends and restates, in part, the Schedule 13D previously filed with the Securities and Exchange Commission on March 1, 1982 by Clarence Lamar Norsworthy, III, regarding his beneficial ownership of the Common Stock, par value $.01 per share, of Holly Corporation, as previously amended by Amendment No. 1 and Amendment No. 2 to such Schedule 13D.



ITEM 1.          SECURITY AND ISSUER

         (a)     Title of Class of Equity Security:

                 Common Stock, par value $.01 per share (the "Common Stock")

         (b)     Name of Issuer and Address of Issuer's Principal Executive
                 Offices:

                 Holly Corporation (the "Company")
                 100 Crescent Court
                 Suite 1600
                 Dallas, Texas  75201

ITEM 2.          IDENTITY AND BACKGROUND

         (a)     Name:

                 Clarence Lamar Norsworthy, III (the "Filing Party").


         (b)     Business Address:
                 Holly Corporation
                 100 Crescent Court
                 Suite 1600
                 Dallas, Texas  75201


         (c) The present principal occupation of the Filing Party is Chairman of the Board, President and Chief Executive Officer of Holly Corporation, the principal business office of which is located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201.


         (d) During the last five years the Filing Party has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).





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         (e)     During the last five years the Filing Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Filing Party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         (f)     Citizenship:

                 The Filing Party is a United States citizen.



ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Not Applicable.

ITEM 4.          PURPOSE OF TRANSACTION

                 On June 27, 1995, in connection with a public offering of Common Stock by certain shareholders of the Company registered pursuant to the Securities Act of 1933, as amended, the Filing Party entered into a Purchase Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and CS First Boston Corporation (collectively, the "Underwriters") pursuant to which the Filing Party completed the sale on July 3, 1995, of 102,146 shares of Common Stock, representing approximately 1.2% of the shares of Common Stock outstanding on such date. All of the shares sold by the Filing Party in the offering were sold by the Filing Party for his own account.


ITEM 5.          INTEREST OF SECURITIES OF ISSUER

                 (a) After giving effect to the transaction described in Item 4, the Filing Party is the beneficial owner of 612,293 shares of Common Stock, representing 7.4% of the outstanding Common Stock.

                 (b) Of the shares described above in Item 5(a), the Filing Party owns individually and has sole voting and dispositive power of 326,435 shares and has shared voting and dispositive power of 285,858 shares as co-trustee of trusts for the benefit of the Filing Party, David Bair Norsworthy ("David
                 Norsworthy") and Nona Lucy Barrett (the "Trusts").   The
                 Filing Party shares





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                 dispositive and voting power with respect to the 285,858
                 shares owned by the Trusts with David Norsworthy and Brown Brothers Harriman Trust Company of Texas, as co-trustees of the Trusts. Mr. David Norsworthy is self-employed and is a citizen of the United States, and the business address of Mr. David Norsworthy is 114 Hudson Street, Del Rio, Texas 78140. Brown Brothers Harriman Trust Company of Texas is a Texas trust company whose principal business address is 2001 Ross
                 Avenue, Dallas, Texas 75201.   To the knowledge of the Filing
                 Party, during the last five years neither Mr. David Norsworthy nor Brown Brothers Harriman Trust Company of Texas has been convicted in a criminal proceeding (excluding traffic violations with respect to Mr. David Norsworthy and similar misdemeanors), and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (c) On July 3, 1995, the Filing Party completed the sale of 102,146 shares of Common Stock in the offering described in
                 Item 4 above at a price of $21.975 per share. The Filing Party has not effected any other transactions in the Common Stock in the past 60 days. The Filing Party's last amendment to Schedule 13D was filed December 16, 1985.

                 (d) The Filing Party beneficially owns 285,858 shares of Common Stock solely as co-trustee of the Trusts. The Filing Party shares the right to receive and the power to direct the dividends from, or the proceeds from the sale of, such shares with the other co-trustees of the Trusts.

                 (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Of the shares of Common Stock beneficially owned by the Filing Party, 285,858 shares are beneficially owned by the Filing Party solely in his capacity as co-trustee of the Trusts. As a co-trustee of such Trusts, the Filing Party has shared voting and dispositive power with respect to such shares and may not independently vote or dispose of such shares. In addition, all the shares of Common Stock beneficially owned by the Filing Party are currently subject to lock-up agreements with the Underwriters executed in connection with the offering described in Item 4 above, which prohibits the sale of such





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                 shares for a period of 180 days following the date of the
                 Purchase Agreement for such offering without the consent of the Underwriters.

ITEM 7.          MATERIALS TO BE FILED AS EXHIBITS

                 Exhibit 7.1 Power of Attorney of Clarence Lamar Norsworthy, III, appointing W. John Glancy his attorney-in-fact.





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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 12, 1995        By: /s/ W. John Glancy
     Date                    W. John Glancy,
                             Attorney-in-Fact for Clarence Lamar Norsworthy, III





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                               INDEX TO EXHIBITS

                 Exhibit 7.1 Power of Attorney of Clarence Lamar Norsworthy, III, appointing W. John Glancy his attorney-in-fact.